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The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended September 30, 1997, amounts have been reclassified to reflect a decrease in accumulated net investment loss of $4,006,689, an increase in accumulated net realized gain on investments of $2,716,676, and a decrease in paid-in capital of $6,723,365.